Exhibit 99.1

Sun Life Financial Announces Dividend Rates on Class A Non-Cumulative Rate Reset Preferred Shares Series 12R and Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR

TORONTO, Dec. 1, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced the dividend rates for its Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares") and Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (the "Series 13QR Shares").

With respect to any Series 12R Shares that remain outstanding after December 31, 2016, commencing as of that date, holders thereof will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on December 31, 2016 to but excluding December 31, 2021 will be 3.806% per annum or $0.237875 per share per quarter, being equal to the sum of the five year Government of Canada Yield, as defined in the terms of the Series 12R Shares, on Thursday, December 1, 2016 plus 2.73%, as determined in accordance with the terms of the Series 12R Shares.

With respect to any Series 13QR Shares that are issued on December 31, 2016, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the Insurance Companies Act (Canada), based on a dividend rate equal to the sum of the three month T-Bill Rate, as defined in the terms of the Series 13QR Shares, plus 2.73% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365 days), subject to certain adjustments in accordance with the terms of the Series 13QR Shares. The dividend rate for the period commencing on December 31, 2016 to but excluding March 31, 2017 will be equal to 3.239% per annum or $0.199664 per share, as determined in accordance with the terms of the Series 13QR Shares.

Beneficial owners of Series 12R Shares who wish to exercise the right of conversion applicable to those shares should communicate as soon as possible with their broker or other nominee and should ensure that their instructions are followed in order to meet the deadline to exercise such right of conversion, which is 5:00 p.m. (ET) on Friday, December 16, 2016.

An application will be made to list the Series 13QR Shares on the Toronto Stock Exchange.

The Series 12R Shares and the Series 13QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2016, the Sun Life Financial group of companies had total assets under management of $908 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

Media Relations Contact:

Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:

Gregory Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc. - Financial News

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 17:00e 01-DEC-16